Exhibit 2

URSTADT REALTY SHARES II LP

LIMITED PARTNERSHIP AGREEMENT

March 7, 2007

URSTADT REALTY SHARES II LP

LIMITED PARTNERSHIP AGREEMENT

This Limited Partnership Agreement is made effective as of the 7th day of March, 2007, by and among Urstadt Property Company, Inc. as general partner, and the person whose name is subscribed at the end hereof as a limited partner.

ARTICLE I

DEFINITIONS

For purposes of this Agreement:

“Act” means the Delaware Revised Uniform Limited Partnership Act, as in effect on the date hereof, and as amended from time to time, or any successor law.

“Additional Shares” means shares received by the Partnership in connection with (i) a Dividend Reinvestment Plan, or (ii) other stock dividends or stock distributions from UBP. “Additional Shares” shall also include any shares similarly received by the Partnership from any other corporation with respect to Replacement Shares.

“Adjusted Capital Account Deficit” means, with respect to a Partner, the deficit balance, if any, in that Partner’s Capital Account as adjusted under Section 3.3.

“Agreement” means this Limited Partnership Agreement, as amended from time to time.

“Capital Account” means with respect to each Partner the capital account established and maintained on behalf of such Partner as described in Section 3.3.

“Capital Contribution” means any contribution of cash or property by a Partner to the capital of the Partnership.

“Certificate” means the certificate of limited partnership referred to in Section 2.1.

“Code” means the Internal Revenue Code of 1986, as amended and as hereafter amended, or any successor law.

“Contributed Shares” means Shares contributed to the Partnership pursuant to a Capital Contribution.

“CJU” means Charles J. Urstadt.

“Depreciation” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for Federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for Federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

“Dividend” shall have the meaning set forth in Section 316(a) of the Code.

“Dividend Reinvestment Plan” means any plan pursuant to which the Partnership shall be given the option to receive additional stock in lieu of distributions in cash.

“Fiscal Year” means each period commencing on January 1 of each year and ending on December 31 of each year (or on the date of a final distribution pursuant to Section 6.1(a)(iii)), unless the General Partner shall elect another fiscal year for the Partnership which is a permissible tax year under the Code.

“General Partner” means UPCO, or any successor general partner admitted pursuant to Section 5.4 hereof.

“Gross Asset Value” means, with respect to any asset, the adjusted basis of the asset for U.S. federal income tax purposes, adjusted as follows:

(i)  The initial Gross Asset Value of any asset contributed (or deemed contributed under Code Sections 704(b) and the Treas. Regs. promulgated thereunder) by a Partner to the Partnership will be the gross fair market value of the asset on the date of the contribution, as determined by the General Partner (and in the case of Initial Shares, the agreed fair market value thereof as set forth on Annex B hereto).

(ii)  The Gross Asset Values of all Partnership assets will be adjusted to equal the respective fair market values of the assets, as determined by the General Partner, as of (a) the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis capital contribution, (b) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for an interest in the Partnership if the General Partner reasonably determines an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership, and (iii) the liquidation of the Partnership within the meaning of the Treas. Reg. § 1.704-1(b)(2)(ii)(g).

(iii)  The Gross Asset Value of any Partnership asset distributed to any Partner will be the gross fair market value of the asset.

(iv)  The Gross Asset Values of Partnership assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Section 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Treas. Reg. § 1.704-1(b)(2)(iv)(m), provided that Gross Asset Values will not be adjusted under this paragraph (iv) to the extent that the General Partner determines that an adjustment under paragraph (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this paragraph (iv).

After the Gross Asset Value of any asset has been determined or adjusted under paragraphs (i), (ii) or (iv) hereof, such Gross Asset Value will be adjusted by the Depreciation, if any, taken into account with respect to the asset for purposes of computing Profits or Loss.

“Initial Capital Contribution” means a Partner’s initial contribution to the capital of the Partnership pursuant to Section 3.1(a) of this Agreement and as set forth on Annex A hereto.

“Initial Contributed Shares” means Shares contributed to the Partnership pursuant to an Initial Capital Contribution.

“Limited Partner” means Charles J. Urstadt and any other Person admitted to the Partnership as a Limited Partner.

“Partner” means the General Partner or any of the Limited Partners, except as otherwise expressly provided herein, and “Partners” means the General Partner and all of the Limited Partners.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treas. Reg. § 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” set forth in Treas. Reg. § 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” set forth in Treas. Reg. §§ 1.704-2(i)(1) and 1.704-2(i)(2).

“Partnership” means Urstadt Realty Shares II LP.

“Partnership Minimum Gain” has the same meaning as the term “partnership minimum gain” set forth in Treas. Reg. § 1.704-2(b)(2) and shall be determined in accordance with Treas. Reg. § 1.704-2(d).

“Partnership Nonrecourse Deductions” has the same meaning as the term “partnership nonrecourse deductions” set forth in Treas. Reg. §§ 1.704-2(c) and (j)(1)(ii).

“Percentage Interest” means, with regard to a Partner, a fraction, expressed as a percentage, the numerator of which is (i) the number of Contributed Shares contributed by such Partner then held by the Partnership plus (ii) the number of Additional Shares received and then held by the Partnership with respect to such Contributed Shares plus (iii) the number of Replacement Shares received and then held by the Partnership with respect to such Contributed Shares and/or Additional Shares, and the denominator of which is the aggregate number of all Contributed Shares contributed by all Partners then held by the Partnership plus the aggregate number of all Additional Shares and Replacement Shares then held by the Partnership. The aggregate “Percentage Interests” of all Partners shall be continuously re-calculated and shall always be equal to one-hundred percent (100%). For the avoidance of doubt, any Contributed Shares which are Restricted Shares shall be counted towards calculating a Partner’s Percentage Interest until such time or times, as applicable, as such Restricted Shares are forfeited in accordance with the terms and conditions of the Restricted Stock Award Plans, at which juncture(s), such Partner’s Percentage Interest shall be reduced to reflect such forfeiture(s).

“Person” means an individual or a corporation, partnership, limited liability Partnership, trust, unincorporated organization, association or other entity.

“Profits and Loss” shall have the meaning set forth in Section 3.4(a) hereof.

“Regulatory Allocations” has the meaning set forth in Section 3.4(d) hereof.

“Replacement Shares” means shares received by the Partnership in exchange for all or any portion of Contributed Shares in connection with, among other events, a stock split or a reverse stock split of the Shares, a merger of UBP into another entity, or an acquisition of UBP’s shares or assets. “Replacement Shares” shall also include shares received by the Partnership in connection with similar future exchanges of shares previously received by the Partnership in exchange for Contributed Shares.

“Restricted Shares” mean shares received by the Partnership which are subject to UBP’s Restricted Stock Award Plans.

“Restricted Stock Award Plans” means UBP’s Restricted Stock Award Plans, as amended, modified, supplemented and extended.

“Shares” shall have the meaning set forth in Section 2.5 hereof.

“Tax Rate” means the sum of federal, state and local marginal tax rates (expressed as a decimal) for individuals resident in the State of New York in the highest marginal applicable income bracket for such year applicable to ordinary income or capital gains, as appropriate (taking into consideration the deductibility of state and local income taxes and the application of the “alternative minimum tax” for federal income tax purposes.)

“Treas. Reg.” means the proposed, temporary or final regulations promulgated under the Code in effect as of the date of filing the Certificate and the corresponding sections of any regulations subsequently issued that amend or supersede those regulations.

“UBP” means Urstadt Biddle Properties Inc., a Maryland corporation.

“UPCO” means Urstadt Property Company, Inc., a Delaware corporation.

“Undistributed Additional Shares” means Additional Shares not distributed by the Partnership to a Partner pursuant to Section 3.6(c) hereof.

ARTICLE II

ORGANIZATION

2.1	Formation of Limited Partnership.

(a)  The Certificate of Limited Partnership of the Partnership was filed with the Secretary of State of the State of Delaware on March 7, 2007, and the Partnership was formed and became effective under and pursuant to the Act on March 7, 2007.

(b)  The General Partner shall execute, acknowledge and file any amendments to the Certificate as may be required by the Act and any other instruments, documents and certificates which, in the opinion of the Partnership’s legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Partnership shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid and subsisting existence and business of the Partnership. Any required amendment to the Certificate shall be filed by the General Partner promptly following the event requiring such amendment. All amendments may be signed either personally or by an attorney-in-fact.

2.2	Name of Partnership.

The name of the Partnership shall be Urstadt Realty Shares II LP or such other name as the General Partner may hereafter adopt upon causing an amendment to the Certificate to be filed with the Secretary of State of the State of Delaware. The Partnership shall have the exclusive ownership and right to use the Partnership name so long as the Partnership continues, despite the expulsion, resignation or removal of any Partner, but upon the Partnership’s termination, the Partnership shall assign such names and the goodwill attached thereto to the General Partner.

2.3	Principal Office, Registered Office and Agent.

The Partnership shall have its principal business office at 2 Park Place, Bronxville, New York 10708 or at such other location as the General Partner may designate from time to time. The Partnership shall have its registered office at the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, or at such other place as the General Partner may designate from time to time, and its initial registered agent in Delaware shall be the Corporation Trust Company.

2.4	Term of Partnership.

(a)  The term of the Partnership commenced on March 7, 2007, and shall continue until the earliest of the following dates:

(i)  the date on which the General Partner shall elect to dissolve the Partnership; or

(ii)  the date on which (A) the General Partner is declared bankrupt by a court with appropriate jurisdiction, (B) the General Partner files a petition commencing a voluntary case under any bankruptcy law, (C) the General Partner makes an assignment for the benefit of creditors, (D) a receiver for the property or affairs of the General Partner is appointed, (E) the entire partnership interest of the General Partner is withdrawn from the Partnership and a replacement General Partner is not admitted to the Partnership in accordance with the provisions of this Agreement and the Act, or (F) the General Partner is dissolved and a winding up thereof is commenced.

(b)  Except as provided in Section 2.4(a), Section 5.3 or in the Act, the death, mental illness, dissolution, termination, liquidation, bankruptcy, reorganization, merger, sale of substantially all of the stock or assets of or other change in the ownership or nature of a Partner, the admission to the Partnership of a new General or Limited Partner, or the transfer by a Partner of his interest in the Partnership to a third party shall not cause the Partnership to dissolve.

(c)  The parties agree that irreparable damage would be done to the goodwill and reputation of the Partners if any Limited Partner should bring an action in court to dissolve the Partnership. Care has been taken in this Agreement to provide for fair and just payment in liquidation of the interests of all Partners. Accordingly, each Limited Partner hereby waives and renounces its right to such a court decree of dissolution or to seek the appointment by the court of a liquidator for the Partnership except as provided herein.

2.5	Objects of Partnership.

The object of the Partnership shall be to receive from the Partners as Capital Contributions shares of Common Stock (the “Shares”) of UBP, to exercise all rights of an owner of the Shares (and, if applicable, Additional Shares and/or Replacement Shares), and to engage in any other activity as the General Partner may determine.

2.6	Actions by Partnership.

The Partnership may execute, deliver and perform all contracts, agreements and other undertakings and engage in all activities and transactions as may, in the opinion of the General Partner, be necessary or advisable to carry out the objects of the partnership set forth in Section 2.5.

ARTICLE III

CAPITAL

3.1	Contributions to Capital.

(a)  Initial Capital Contributions. Upon the request of the General Partner, but in any event no sooner than March 16, 2007, each Partner shall make an initial contribution to the capital of the Partnership (the “Initial Capital Contribution”) equal to the number of Initial Contributed Shares set forth opposite such Partner’s name on Annex A.

(b)  No other Capital Contribution may be made by any Partner unless such Capital Contribution shall have been approved in advance and in writing by all of the Partners. All Capital Contributions, subsequent to the Initial Capital Contribution, shall be made by each Partner in accordance with such Partner’s Percentage Interest at the time such Capital Contribution is approved.

3.2	Rights of Partners in Capital.

(a)  No Partner shall be entitled to interest on his Capital Contribution.

(b)  No Partner shall have the right to distributions or the return of any Capital Contribution except (i) upon the dissolution of the Partnership pursuant to Section 6.1 or (ii) as provided in Section 3.6. The General Partner shall not be liable for the return of any such amounts. The General Partner shall have the right to redeem less than all of a Partner’s Partnership Interests in-kind.

(c)  No Partner shall be required to pay to the Partnership or to any other Partner or to any other Person any deficit or negative balance which may exist from time to time in such Partner’s Capital Account.

3.3	Capital Accounts.

(a)  The Partnership shall maintain a separate Capital Account for each Partner.

(b)  Each Partner’s Capital Account shall have an initial balance equal to the net value of the Initial Contributed Shares constituting such Partner’s Initial Capital Contribution.

(c)  Each Partner’s Capital Account shall be increased by the sum of (i) the amount of any additional Capital Contribution by such Partner to the Partnership pursuant to Section 3.1(b), plus (ii) the amount of all items of Profit, as defined in Section 3.4(a) hereof, or other income or gain allocated to such Partner pursuant to Sections 3.4(b), 3.4(c) and 3.4(d) hereof.

(d)  Each Partner’s Capital Account shall be reduced by the sum of (i) the amount of distributions to such Partner pursuant to Sections 3.6 or 6.1, plus (ii) the amount of all items of Loss, as defined in Section 3.4(a) hereof, or other expense or deduction allocated to such Partner pursuant to Sections 3.4(b), 3.4(c) and 3.4(d) hereof.

(e)  If a Partnership interest or portion thereof is transferred in accordance with this Agreement, the Capital Account of the transferor with respect to such Partnership interest or portion thereof shall carry over to the transferee in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(l).

(f)  For any taxable year in which the Partnership has a Code Section 754 election in effect, the Capital Accounts shall be maintained in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(m).

3.4	Allocations.

(a)  Profits and Losses. Profits and losses (“Profits and Loss”) allocated under this Section 3.4 shall be the Partnership’s taxable income or loss determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)  Any income of the Partnership that is exempt from Federal income tax and not otherwise taken into account in computing Profits or Loss pursuant to this definition of “Profits” and “Loss” shall be added to such taxable income or loss;

(ii)  Any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. § 1.704 1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Loss pursuant to this definition of “Profits” and “Loss” shall be subtracted from such taxable income or loss;

(iii)  In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of “Gross Asset Value,” the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Loss;

(iv)  Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)  In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(vi)  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Partner’s interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Loss; and

(vii)  All items of Profit or Loss which are specially allocated pursuant to Sections 3.4(b), 3.4(c) and 3.4(d) shall also be determined by reference to the foregoing principles.

(b)  Allocations. As of the end of each Fiscal Year and after giving effect to the allocations set forth in Sections 3.4(c) and 3.4(d) hereof, Profits and/or Losses shall be allocated to and among the Partners in accordance with their then Percentage Interests.

(c)  Regulatory Allocations. The following allocations shall, except as otherwise provided, be made prior to allocations in Section 3.4(b) in the following order:

(i)  Minimum Gain Chargeback. Notwithstanding any other provision of this Section 3.4, if there is a net decrease in Partnership Minimum Gain or in any Partner Minimum Gain during any Fiscal Year or other period, prior to any other allocation pursuant hereto, each Partner shall be specifically allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount and manner required by Treas. Reg. §§ 1.704-2(f) and 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treas. Reg. § 1.704-2(j)(2).

(ii)  Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Partnership income and gain shall be specially allocated to each such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treas. Regs., the Adjusted Capital Account Deficit of such Partner as quickly as possible, provided that an allocation pursuant to this Section 3.4(c)(ii) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 3.4 have been tentatively made as if this Section 3.4(c)(ii) were not in this Agreement.

(iii)  Partnership Nonrecourse Deductions. Partnership Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Partners in proportion to their Percentage Interests.

(iv)  Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treas. Reg. § 1.704-2(i)(1).

(d)  Curative Allocations. The allocations set forth in Sections 3.4(c)(i) to (iv) hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treas. Regs. It is the intent of the Partners that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 3.4(c). Therefore, notwithstanding any other provision of Section 3.4 (other than the Regulatory Allocations), the Partnership shall make such offsetting special allocations of Partnership income, gain, loss or deduction in whatever manner it determines appropriate (taking into consideration the character of the Profits and Loss and any item thereof that were originally allocated pursuant to Section 3.4(b)) so that, after such offsetting allocations are made (and after taking into account offsetting Regulatory Allocations expected to be made), each Partner’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Regulatory Allocations were not part of this Agreement and all Partnership items were allocated pursuant to Section 3.4(b) hereof.

(e)  Other Allocation Rules.

For purposes of determining items allocable to any period, any such items shall be determined on a daily, monthly, or other basis, as determined by the Partnership using any permissible method under Code Section 706 and the Treas. Regs. thereunder. Notwithstanding the foregoing, with respect to any Fiscal Year during which any Partner’s Percentage Interest changes, whether by reason of the admission of a Partner, a contribution to or distribution by the Partnership or any other event described in Code Section 706(d)(1) and the Treas. Regs. thereunder, any items thereof shall be allocated appropriately to take into consideration the varying interests of the Partners during such Fiscal Year.

3.5	Tax Allocations: Code Section 704(c).

(a)  Income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership or revalued pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(f), shall, solely for U.S. tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for Federal income tax purposes and its initial or reset Gross Asset Value in accordance with the principles of Code Section 704(c) and the Treas. Regs. thereunder and Treas. Reg. § 1.704-1(b)(4)(i) using any reasonable method required or permitted thereunder and selected by the General Partner in its sole discretion.

(b)  Subject to Section 3.5(a), if any gain (as computed for tax purposes) on the sale or other disposition of Partnership property shall constitute recapture of depreciation under Section 291, 1245 or 1250 of the Code or any similar provision, such gain shall (to the extent possible) be divided among the Partners in accordance with the principles of Treas. Reg. § 1.1245-1(e)(2) (i.e., generally in proportion to the depreciation deductions previously claimed by them giving rise to such recapture), provided that this Section 3.5(b) shall not affect the amount of gain otherwise allocable to a Partner.

(c)  Allocations pursuant to this Section 3.5 are solely for purposes of U.S. Federal, state, and local taxes and shall not affect any Partner’s Capital Account or share of Profits or Loss or any amount distributable to any Partner hereunder.

3.6	Distributions.

(a)  Except as set forth in Section 3.6(c) below, distributions shall be made at such time or times as the General Partner determines. Notwithstanding the foregoing, any cash dividends paid on the Shares shall be reinvested under UBP’s Dividend Reinvestment Plan in accordance with and to the extent permitted by such plan.

(b)  Distributions shall be made to each Partner in accordance with their respective Percentage Interests.

(c)  Notwithstanding the foregoing, the General Partner shall use reasonable efforts to assure that distributions to each Partner under Section 3.6(b) for each Fiscal Year are at least equal to the taxable income allocated to such Partner times the Tax Rate (“Tax Distributions”) and that such Tax Distributions be made to the Partners on a quarterly basis no later than ten (10) days prior to the due dates for estimated tax payments of calendar year taxpayers.

ARTICLE IV

MANAGEMENT

4.1	Rights, Duties and Powers of the General Partner.

(a)  Subject to the terms and conditions of this Agreement, the General Partner shall have complete and exclusive responsibility for managing and administering the affairs of the Partnership, and shall have the power and authority to do all things necessary or proper to carry out its duties hereunder.

(b)  Without limiting the generality of the General Partner’s duties and obligations hereunder, the General Partner shall have full power and authority:

(i)  to open, maintain and close bank accounts and custodial accounts for the Partnership and draw checks and other orders for the payment of money;

(ii)  to pay all expenses relating to the organization of the Partnership (including attorneys’ fees);

(iii)  to engage such attorneys, accountants and other professional advisers and consultants as the General Partner may deem necessary or advisable for the affairs of the Partnership;

(iv)  to commence or defend litigation that pertains to the Partnership or any Partnership assets;

(v)  to cause the Partnership, if and to the extent the General Partner deems such insurance advisable, to purchase or bear the cost of any insurance covering the potential liabilities of the Partnership, the General Partner and their partners, officers, employees and agents;

(vi)  in the normal course of the Partnership’s business and for any Partnership purpose, including without limitation payment of the Partnership’s operating expenses, to cause the Partnership to borrow money and make, issue, accept, endorse and execute promissory notes, drafts, bills of exchange, guarantees and other instruments and evidences of indebtedness, and secure the payment thereof by mortgage, pledge or assignment of or security interest in all or any part of the securities and other property then owned or thereafter acquired by the Partnership;

(vii)  subject to the other terms and provisions of this Agreement, to execute, deliver and perform such contracts, agreements and other undertakings, and to engage in all activities and transactions, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated by this Section 4.1, including, without in any manner limiting the generality of the foregoing, contracts, agreements, undertakings and transactions with any Partner or with any other person, firm or corporation having any business, financial or other relationship with any Partner or Partners; and

(viii)  to make all decisions, in its sole and absolute discretion, with respect to the Contributed Shares (and, if applicable, Additional Shares and/or Replacement Shares), including, without limitation, as to when and how the Contributed Shares (and, if applicable, Additional Shares and/or Replacement Shares), are to be voted, as to when and which Contributed Shares (and, if applicable, Additional Shares and/or Replacement Shares)(whether in specific lots designated by the General Partner or not), held by the Partnership are to be sold, the amount and price at which Contributed Shares (and, if applicable, Additional Shares and/or Replacement Shares), are to be sold, the selection of and commissions paid to brokers selling any Contributed Shares (and, if applicable, Additional Shares and/or Replacement Shares) and whether pro rata sales and distributions will be made for one or more Partners.

(c)  The General Partner shall be the tax matters partner for purposes of Section 6231(a)(7) of the Code. The General Partner shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Partnership under any provisions of the Code or any other revenue laws. The General Partner shall cause the preparation and timely filing of all tax returns required to be filed by the Partnership pursuant to the Code and all other tax returns deemed necessary and required in each state or other jurisdiction. Copies of those returns, or pertinent information from the returns, shall be furnished to the Partners within a reasonable time after the end of the Partnership’s fiscal year.

4.2	Delegation of Duties

(a)  The General Partner may delegate to any person or persons any of the duties, powers and authority vested in it hereunder on such terms and conditions as it may consider appropriate.

(b)  The General Partner shall have the power and authority to appoint any person, including any person who is a Limited Partner, to provide services to, and act as an agent of, the Partnership, with such titles and duties as may be specified by the General Partner. Any person appointed by the General Partner to serve as an agent of the Partnership shall be subject to removal at any time at the discretion of the General Partner, and shall report to and consult with the General Partner at such times and in such manner as the General Partner may direct.

(c)  The General Partner in its sole discretion may provide for payment of salaries to employees of the Partnership, including Partners. Any such payments shall be treated on the books of the Partnership as an expense of the Partnership (and not as a distribution to Partners) for the purposes of the determination of Profits or Loss From Operations and shall not be deducted from the Capital Account of a Partner receiving any such payment.

4.3	Rights of Limited Partners.

Except as otherwise provided in this Agreement, the Limited Partners shall take no part in the management or control of the Partnership’s business. Limited Partners shall have no right or authority to act for the Partnership or to vote on matters other than the matters set forth in this Agreement or as required by applicable law. Except as otherwise provided by law, the liability of each Limited Partner is limited to the amount of his capital contributions (plus any accretions in value thereto).

4.4	Activities of General Partner.

The General Partner shall not be required to devote full time to the affairs of the Partnership, but shall devote such time as may be reasonably required therefore.

4.5	Indemnification of General Partner

The General Partner, its officers, directors, shareholders, agents and representatives and anyone designated to wind up the affairs of the Partnership pursuant to Section 6.1 (the “Liquidator”) shall not be liable to the Partnership or the Limited Partners for any act or failure to act relating, in any way to the Partnership, its assets, business or affairs so long as such act or failure to act does not constitute such person’s willful misconduct, bad faith or gross negligence or reckless disregard of the duties involved in the conduct of the Partnership or such Person’s office. The General Partner, each of its officers, directors, shareholders, agents and representatives and the Liquidator shall be indemnified by the Partnership to the fullest extent permitted by law for any and all losses, claims, damages and expenses arising out of or incurred in connection with any claim, action or demand against the General Partner, the Partnership or any such indemnified person relating to the Partnership, its assets, business or affairs (including, without limitation, attorneys’ fees and expenses and any amounts paid in settlement or compromise of any such claim, action or demand); provided, however, that the foregoing indemnification shall not apply to the extent that a court of competent jurisdiction makes a final decision that such claim, action or demand resulted directly from such indemnified person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Partnership or such person’s office or duties.

ARTICLE V

ADMISSIONS, TRANSFERS AND WITHDRAWALS

5.1	Admission of Limited Partners.

The General Partner, upon the written approval of all Partners, may admit additional Limited Partners at any time, in which event the required capital contribution of any such additional Limited Partner shall be determined by all Partners, subject to Section 3.1(b).

5.2	Admission of Additional General Partner.

The General Partner, upon the written approval of all Partners, may admit one or more additional general partners, who may be natural persons, partnerships or companies, to the Partnership.

5.3	Transfer of Interests of Limited Partners.

No transfer or assignment of, or pledge of, or grant of a security interest in, any Limited Partner’s interest in the Partnership, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Limited Partner, unless the prior written consent of all Partners has been obtained, which consent may be granted or refused in each Partner’s sole discretion. Until approved by the Partners, any successor to the interest of a Limited Partner shall be entitled to the allocations and distributions attributable to such interest and to withdraw such interest as provided in Section 5.5 but shall not have any of the other rights of a Limited Partner.

5.4	Transfer of Interest of General Partner.

The General Partner may transfer its interest as General Partner in the Partnership to another Person in its sole and absolute discretion upon the consent of all of the Partners.

5.5	Withdrawal of Interests of Partners.

The interest of a Partner in the Partnership may not be withdrawn from the Partnership prior to its dissolution.

ARTICLE VI

LIQUIDATION

6.1	Liquidation of Partnership Assets.

(a)  Upon dissolution of the Partnership, the General Partner shall promptly liquidate the business and administrative affairs of the Partnership, except that if the General Partner is unable to perform this function, or is unable to assign this function to another Person, a liquidator elected by Limited Partners whose Percentage Interests represent a majority of the total Percentage Interests of the Limited Partners shall liquidate the business and administrative affairs of the Partnership. The proceeds from liquidation shall be divided in the following manner:

(i)  the debts, liabilities and obligations of the Partnership, other than debts to Partners, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Partnership’s assets to the Partners has been completed, shall first be paid;

(ii)  such debts as are owing to the Partners shall next be paid; and

(iii)  the Partners shall next be paid amounts in accordance with their then Percentage Interests.

(b)  Anything in this Section 6.1 to the contrary notwithstanding, the General Partner or liquidator may distribute in-kind rather than in cash, upon dissolution, any assets of the Partnership; provided, however, that if any in-kind distribution is to be made, (i) the assets distributed in kind shall be valued as of the actual date of their distribution, and charged as so valued and distributed against amounts to be paid under Section 6.1(a) above, and (ii) any gain or loss (as computed for book purposes) attributable to property distributed in-kind shall constitute Profit or Loss or items specially allocable to a Partner pursuant to Section 3.4 hereof for the Fiscal Year including the date of such distribution.

(c)  In determining the value of the assets of the Partnership upon a liquidation pursuant this Section 6.1, no value shall be placed on the goodwill or name of the Partnership, or the office records, files, statistical data or any similar intangible assets of the Partnership.

6.2	Expenses of Liquidator(s).

(a)  The expenses incurred by the liquidator(s) in connection with winding up the Partnership, all other losses or liabilities of the Partnership incurred in accordance with the terms of this Agreement, and reasonable compensation for the services of the liquidator(s) shall be borne by the Partnership.

(b)  If the General Partner serves as the liquidator, it shall not be entitled to compensation for providing such services.

6.3	Duration of Liquidation.

A reasonable time shall be allowed for the winding up of the affairs of the Partnership in order to minimize any losses otherwise attendant upon such a winding up.

6.4	No Liability for Return of Capital.

The General Partner and its affiliates shall not be personally liable for the return of the Capital Contributions of any Partner, and such return shall be made solely from available assets of the Partnership, if any, and each Limited Partner hereby waives any and all claims it may have against the General Partner or any of its affiliates in this regard.

ARTICLE VII

ACCOUNTING;

BOOKS AND RECORDS

7.1	Accounting and Reports.

(a)  The Partnership shall adopt for tax accounting purposes the cash basis accounting method unless the General Partner shall decide in its sole discretion that it is in the best interests of the Partnership to adopt another method permissible for U.S. Federal income tax purposes.

(b)  As soon as practicable after the end of each Fiscal Year, the General Partner shall furnish to each Limited Partner such information as may be required to enable each Limited Partner properly to report for Federal and state income tax purposes his distributive share of each Partnership item of income, gain, loss, deduction or credit for such year.

7.2	Determinations by General Partner.

All matters concerning the determination and allocation among the Partners of the amounts to be determined and allocated pursuant to Section 3.4 hereof, and the items of income, gain, deduction, loss and credit to be determined and allocated pursuant to Section 3.4 hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the General Partner unless specifically and expressly otherwise provided for by the provisions of this Agreement, and such determinations and allocations shall be final and binding on all the Partners.

7.3	Books and Records.

(a)  The General Partner shall keep books and records, including copies of the Partnership’s Federal, state and local income tax returns and reports, if any, for the four most recent years, pertaining to the Partnership’s affairs showing all of its assets and liabilities, receipts and disbursements, realized income, gains and losses, Partners’ Capital Accounts and all transactions entered into by the Partnership. Such books and records of the Partnership shall be kept at its principal office, and all Partners and their representatives shall at all reasonable times have free access thereto for the purpose of inspecting or copying the same.

(b)  If the Partnership is required to withhold and pay over Federal income tax or estimated tax with respect to income or gain allocable to any Partner, the General Partner shall withhold and pay over such amounts as are required. Such withholdings shall be treated as distributions to the Partners on whose behalf they are made. To the extent that a Partner’s allocable share of otherwise distributable cash under Section 3.6(b) is not sufficient to satisfy the withholding obligation with respect to such Partner, the General Partner shall require such Partner promptly to advance the amount of such deficiency to the Partnership for withholding. Such advance shall not affect the advancing Partner’s ownership interest in the Partnership, and the payment by the Partnership of the advanced amount to the appropriate taxing authority shall not affect the amount of cash distributions to which the advancing Partner would otherwise be entitled. If a Partner fails to advance any amount required hereunder, the General Partner shall have the right to borrow on behalf of such Partner the amount of the required withholding, to withhold all distributions from the defaulting Partner until the amount of such borrowing, interest and expenses shall have been reimbursed, and to take whatever additional steps are necessary to preserve the financial integrity of the Partnership and to prevent the imposition of any liability on the Partnership or the General Partner for failure to comply with any requirement associated with its obligations to withhold.

(c)  The General Partner may require the Partners to execute such certifications, consents or other documents as are required to comply with its tax reporting and withholding obligations.

ARTICLE VIII

GENERAL PROVISIONS

8.1	Amendment of Partnership Agreement.

This Agreement may be amended, in whole or in part, upon the written agreement of all Partners.

8.2	Voting.

Except as specifically provided herein or otherwise required by applicable law, Partners shall be entitled to vote in accordance with their respective Percentage Interest on all matters to be voted on by the Partners.

8.3	Power of Attorney.

Each Limited Partner hereby constitutes and appoints the General Partner, with full power of substitution, as his, her or its true and lawful attorney-in-fact and empowers and authorizes such attorney, in the name, place, and stead of such Limited Partner, to make, execute, sign, swear to, acknowledge, and file in all necessary or appropriate places all documents (and all amendments or supplements to or restatements of such documents necessitated by valid amendments to or actions permitted under this Agreement) relating to the Partnership and its activities, including, without limitation: (a) this Agreement and any amendments thereto approved as provided in this Agreement, (b) the Certificate of Limited Partnership and any amendments thereto, under the laws of the State of Delaware or in any other state or jurisdiction in which such filing is deemed advisable by such General Partner, (c) any applications, forms, certificates, reports, or other documents, or amendments thereto which may be requested or required by any federal, state, or local governmental agency, securities exchange, securities association, self-regulatory organization, or similar institution and which are deemed necessary or advisable by the General Partner, (d) any other instrument which may be required to be filed or recorded in any state or county or by any governmental agency, or which the General Partner deems advisable to file or record, including, without limitation, certificates of assumed name and documents to qualify foreign limited partnerships in other jurisdictions, (e) any documents which may be required to effect the continuation of the Partnership, the admission of new Partners, or the dissolution and termination of the Partnership, (f) making certain elections contained in the Code or state law governing taxation of limited partnerships, and (g) performing any and all other ministerial duties or functions necessary for the conduct of the business of the Partnership. Each Limited Partner hereby ratifies, confirms, and adopts as his own, all actions that may be taken by such attorney-in-fact pursuant to this Section 8.3 Each Limited Partner acknowledges that this Agreement permits certain amendments to be made and certain other actions to be taken or omitted to be taken without a vote of the Limited Partners. By their execution hereof, each Limited Partner also grants the General Partner a power of attorney to execute any and all documents necessary to reflect any action that is approved in accordance with the provisions hereof; provided, however, that the General Partner may not, without the prior written consent of each of the Limited Partners, materially modify the provisions of Article III hereof. This power of attorney is coupled with an interest and shall continue notwithstanding the subsequent incapacity or death of the Limited Partner. Each Limited Partner shall execute and deliver to the General Partner an executed and appropriately notarized power of attorney in such form consistent with the provisions of this Section 8.3 as the General Partner may request.

8.4	Notices.

Notices which may or are required to be given under this Agreement by any party to another shall be given by hand delivery or by registered or certified mail, return receipt requested, and shall be addressed to the respective parties hereto at their addresses as set forth on Schedule A hereto or to such other addresses as may be designated by any party hereto by notice addressed to the General Partner in the case of notice given by any Limited Partner, and to each of the Limited Partners in the case of notice given by the General Partner. Notices shall be deemed to have been given when delivered by hand or on the date indicated as the date of receipt on the return receipt.

8.5	Agreement Binding Upon Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, but the rights and obligations of any Partner hereunder shall not be assignable, transferable or delegable except as provided in Sections 5.2, 5.3 and 5.4, and any attempted assignment, transfer or delegation thereof which is not made pursuant to the terms of Section 5.2, 5.3 or Section 5.4 shall be void.

8.6	Governing Law.

This Agreement, and the rights of the Partners hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rule thereof. The parties hereby consent to exclusive jurisdiction and venue for any action arising out of this Agreement in any state or Federal court sitting in the County of Westchester, in the State of New York. Each Partner consents to service of process in any action arising out of this Agreement by the mailing thereof by registered or certified mail, return receipt requested, to such Partner’s address set forth in the Schedule of Partners. In any action to enforce any provision of this Agreement, the prevailing party shall be entitled to recover all expenses, including reasonable attorneys fees, incurred in connection therewith.

8.7	Not for Benefit of Creditors.

The provisions of this Agreement are intended only for the regulation of relations among Partners and between Partners and former or prospective Partners and the Partnership. This Agreement is not intended for the benefit of non-Partner creditors and no rights are granted to non-Partner creditors under this Agreement.

8.8	Counterparts

This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that not all the parties have signed the same counterpart. The General Partner may execute any document by facsimile signature of a duly authorized officer or director.

8.9	Separability of Provisions.

If for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

8.10	Entire Agreement.

This Agreement constitutes the entire agreement among the parties. This Agreement supersedes any prior agreement or understanding among the parties and may not be modified or amended in any manner other than as set forth herein.

8.11	Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Partnership.

8.12	Captions and Titles.

The captions and titles preceding the text of each Section hereof shall be disregarded in the construction of this Agreement.

8.13	Costs and Expenses; Fees of the General Partner.

The Partnership shall reimburse the General Partner for all out of pocket consulting, legal, accounting and other professional expenses reasonably incurred on behalf of the Partnership. The Partners shall share in such costs and expenses in proportion to their respective Percentage Interests.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GENERAL PARTNER:

URSTADT PROPERTY COMPANY, INC.

By: /s/ Daniel T. Keon
Name: Daniel T. Keon Title: Senior Vice President

LIMITED PARTNER:

/s/ Charles J. Urstadt
Charles J. Urstadt

Annex A
CAPITAL CONTRIBUTIONS

Partner	Shares of UBP Common Stock

UPCO	4,715
Charles J. Urstadt	466,850

Annex B
AGREED VALUE OF CONTRIBUTED SHARES

Partner	Shares of UBP Common Stock	Net Value	Percentage of Total Net Value

UPCO	$		$1%
Charles J. Urstadt	$		$99%

URSTADT REALTY SHARES II LP

AMENDMENT ONE TO LIMITED PARTNERSHIP AGREEMENT

MAY 11, 2007

WHEREAS, Urstadt Realty Shares II LP, a Delaware Limited Partnership was formed on March 7, 2007 between Charles J. Urstadt, a 99% Limited Partner and Urstadt Property Company, Inc., a 1% General Partner, and

WHEREAS, the initial capital contributions of UBP Common Stock as reported in Annex A to the Partnership Agreement is as follows:

Charles J. Urstadt -------------------------------- 466,850 Shares
Urstadt Property Company, Inc.----------------- 4,715 Shares

WHEREAS, Charles J. Urstadt has an additional 74,855 Shares of UBP Common Stock to be added to his initial capital contribution, and Urstadt Property Company, Inc. will add 757 Shares of UBP Common Stock as their initial capital contribution.

NOW THEREFORE, the revised initial capital contributions of the Partners is as follows:

Charles J. Urstadt ----------------------------------541,705 Shares
Urstadt Property Company, Inc.------------------ 5,472 Shares

IN WITNESS WHEREOF, the parties hereto have executed this amendment as of May 11, 2007.
GENERAL PARTNER
URSTADT PROPERTY COMPANY, INC.
By: /s/ Daniel T. Keon
Name: Daniel T. Keon
Title: Senior Vice President

LIMITED PARTNER
By: /s/ Charles J. Urstadt
Charles J. Urstadt

Annex A
CAPITAL CONTRIBUTIONS

Partner	Shares of UBP Common Stock
UPCO	4,715 + 757 = 5,472
Charles J. Urstadt	466,850 + 74,855 = 541,705

Annex B

AGREED VALUE OF CONTRIBUTED SHARES

Partner	Shares of UBP Common Stock	Net Value	Percentage of Total Net Value

UPCO	5,472	$ 97,402	1%
Charles J. Urstadt	541,705	$9,642,349	99%